UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Amendment No. 1)

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GENERAL ELECTRIC COMPANY

(Name of Subject Company (Issuer) and Filing Person (Offeror))

            Shares of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A, $1.00 Par Value

            Shares of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B, $1.00 Par Value

            Shares of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series C, $1.00 Par Value

(Title of Class of Securities)

369604 BM4

369604 BN2

369604 BP7

(CUSIP Number of Class of Securities)

Christoph A. Pereira

Chief Corporate, Securities and Finance Counsel

General Electric Company

3135 Eastern Turnpike

Fairfield, Connecticut 06828-0001

(203) 373-2663

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Howard Chatzinoff, Esq.

Corey Chivers, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$ 5,944,250,000	$598,585.98

(1)	This valuation assumes the exchange of up to 5,944,250 shares of our 5.00% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series D, par value $1.00 per share, of General Electric Company for up to (i) 2,777,625 shares of our 4.00% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A, par value $1.00 per share, (ii) 2,072,525 shares of our 4.10% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B, par value $1.00 per share and (iii) 1,094,100 shares of our 4.20% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series C, par value $1.00 per share.
(2)	Computed in accordance with Rule 0-11(a)(4) under the Securities Exchange Act of 1934.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing

Amount Previously Paid: $598,585.98	Filing Party: General Electric Company
Form or Registration No.: Registration Statement on Form S-4 (No. 333-208604).	Date Filed: December 31, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and restates the Tender Offer Statement on Schedule TO filed by General Electric Company (“GE”), a New York corporation, with the Securities and Exchange Commission on December 18, 2015 (as so amended and restated, the “Schedule TO”). This Amendment relates to the offer by GE to exchange up to 5,944,250 shares of its 5.00% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series D, par value $1.00 per share, which are referred to as the “New Preferred Stock,” for up to (i) 2,777,625 shares of its 4.00% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A, par value $1.00 per share (the “Series A”), (ii) 2,072,525 shares of 4.10% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B, par value $1.00 per share (the “Series B”) and (iii) 1,094,100 shares of its 4.20% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series C, par value $1.00 per share (the “Series C”), which were issued on December 3, 2015 and which are collectively referred to as the “Old Preferred Stock,” upon the terms and subject to the conditions set forth in the prospectus, dated December 31, 2015 (the “Prospectus”) and the related Letter of Transmittal and instructions thereto (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, GE has filed under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 (Registration No. 333-208604) (as amended through the date hereof, the “Registration Statement”) to register the shares of New Preferred Stock offered in exchange for shares of Old Preferred Stock tendered in the Exchange Offer. The information set forth in the Prospectus and the Letter of Transmittal is incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

Item 1.	Summary Term Sheet.

Summary Term Sheet. The information set forth in the sections of the Prospectus entitled “Questions and Answers” and “Summary of the Exchange Offer” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address. The name of the issuer is General Electric Company. The principal executive offices of GE are located at 3135 Easton Turnpike, Fairfield, Connecticut 06828. Its telephone number at such office is (203) 373-2211. Reference is made to the information set forth under the heading “Summary—Company Overview” in the Prospectus, which is incorporated herein by reference.

(b)	Securities. Shares of Old Preferred Stock are the subject securities in the Exchange Offer. Reference is made to the information relating to Old Preferred Stock set forth under the headings “Summary of the Exchange Offer” and “The Exchange Offer—Terms of the Exchange Offer” in the Prospectus, which are incorporated herein by reference.

(c)	Trading Market and Price. Reference is made to the information set forth under the heading “Summary —Old Preferred Stock —Trading Market and Price” in the Prospectus, which is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address. The filing person is the subject company. Reference is made to the information set forth under the headings “Summary—Company Overview” in the Prospectus, which is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms. Reference is made to the information set forth under the headings “The Exchange Offer,” “Description of the New Preferred Stock” and “Material U.S. Federal Income Tax Consequences” in the Prospectus, which is incorporated herein by reference.

(b)	Purchases. The Exchange Offer is open to all holders of shares of Old Preferred Stock who validly tender and do not validly withdraw their shares in a jurisdiction where the Exchange Offer is permitted. Therefore, any officer, director or affiliate of GE who is a holder of shares of Old Preferred Stock may participate in the Exchange Offer on the same terms and conditions as all other holders of Old Preferred Stock. Reference is made to the information set forth under the headings “Questions and Answers,” “Summary—Old Preferred Stock” and “The Exchange Offer—Terms of the Exchange Offer” in the Prospectus, which is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)	Agreements Involving the Subject Company’s Securities. Reference is made to the information set forth under the headings “Compensation,” “2014 Summary Compensation Table,” “Common Stock and Total Stock-Based Holdings Table,” “2014 Grants of Plan-Based Awards Table” and “Stock Ownership Information” in GE’s Definitive Proxy Statement relating to its Annual Meeting of Shareholders, filed on March 10, 2015, which is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes. Reference is made to the information under the heading “The Exchange Offer—Purpose of the Exchange Offer” in the Prospectus, which is incorporated herein by reference.

(b)	Use of Securities Acquired. The shares of Old Preferred Stock validly tendered (and not validly withdrawn) and accepted by us shall be cancelled and shall revert to authorized but unissued shares of preferred stock of the Company.

(c)	Plans. On April 10, 2015, GE announced its plan to pursue disposition of most GE Capital assets and has been executing on that plan and will continue to do so.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds. Cash on hand, in an aggregate amount of up to approximately $67.0 million.

(b)	Conditions. Not applicable.

(c)	Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities Ownership. Reference is made to the information set forth under the heading “Stock Ownership Information” in GE’s Definitive Proxy Statement relating to its Annual Meeting of Shareholders, filed on March 10, 2015.

(b)	Securities Transactions. Reference is made to the information set forth under the heading “Summary—Old Preferred Stock—Recent Transactions in Old Preferred Stock” in the Prospectus, which is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or recommendations. Reference is made to the information set forth under the heading “The Exchange Offer—Fees and Expenses” in the Prospectus, which is incorporated herein by reference.

Item 10.	Financial Statements.

(a)	Financial Information. Reference is made to the information set forth under the headings “Selected Historical Financial Data” and “Where You Can Find More Information” in the Prospectus, which is incorporated herein by reference. The financial information included as Item 8 and Exhibit 12(a) and 12(b) in GE’s Annual Report on Form 10-K for the annual period ending December 31, 2014, as updated by the GE Current Reports on Form 8-K filed May 8, 2015 and August 7, 2015, as well as the financial statements and other financial information included as Part I—Item 1 and Exhibit 12 in GE’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, are incorporated herein by reference.

(b)	Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(1)	None.

(2)	None.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(b)	Other Material Information. Reference is made to the information set forth in the Prospectus, which is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(i)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to General Electric Company’s Registration Statement on Form S-4 (Registration No. 333-208604), filed with the Securities and Exchange Commission on December 18, 2015 (as amended through the date hereof, the “Registration Statement”).

(a)(1)(ii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions (incorporated by reference to Exhibit 99.2 to the Registration Statement).

(a)(1)(iii)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions (incorporated by reference to reference to Exhibit 99.3 to the Registration Statement).

(a)(1)(iv)	Form of Notice of Withdrawal (incorporated by reference to Exhibit 99.4 to the Registration Statement).

(a)(1)(v)	Form of Instructions for Withdrawing Appraisal Rights Demand, dated December 31, 2015 (incorporated by reference to General Electric Company’s Form 425 filing with the SEC on December 31, 2015).

(a)(4)(i)	Press Release by General Electric Company, dated December 15, 2015 (incorporated by reference to General Electric Company’s Form 425 filing with the SEC on December 18, 2015).

(a)(4)(ii)	Press Release by General Electric Company, dated December 18, 2015 (incorporated by reference to General Electric Company’s Form 425 filing with the SEC on December 18, 2015).

(a)(4)(iii)	Prospectus, dated December 31, 2015 (incorporated by reference to the Registration Statement).

(h)(i)	Opinion of Weil, Gotshal & Manges LLP regarding certain tax consequences of the exchange offer (incorporated by reference to Exhibit 8.1 to the Registration Statement).

Item 13.	Information required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2015

GENERAL ELECTRIC COMPANY

By:	/s/ Christoph A. Pereira
	Name:	Christoph A. Pereira
	Title:	Chief Corporate, Securities and Finance Counsel

Exhibit Number	Description

(a)(1)(i)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to General Electric Company’s Registration Statement on Form S-4 (Registration No. 333-208604), filed with the Securities and Exchange Commission on December 18, 2015 (as amended through the date hereof, the “Registration Statement”).

(a)(1)(ii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions (incorporated by reference to Exhibit 99.2 to the Registration Statement).

(a)(1)(iii)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions (incorporated by reference to reference to Exhibit 99.3 to the Registration Statement).

(a)(1)(iv)	Form of Notice of Withdrawal (incorporated by reference to Exhibit 99.4 to the Registration Statement).

(a)(1)(v)	Form of Instructions for Withdrawing Appraisal Rights Demand, dated December 31, 2015 (incorporated by reference to General Electric Company’s Form 425 filing with the SEC on December 31, 2015).

(a)(4)(i)	Press Release by General Electric Company, dated December 15, 2015 (incorporated by reference to General Electric Company’s Form 425 filing with the SEC on December 18, 2015).

(a)(4)(ii)	Press Release by General Electric Company, dated December 18, 2015 (incorporated by reference to General Electric Company’s Form 425 filing with the SEC on December 18, 2015).

(a)(4)(iii)	Prospectus, dated December 31, 2015 (incorporated by reference to the Registration Statement).

(h)(i)	Opinion of Weil, Gotshal & Manges LLP regarding certain tax consequences of the exchange offer (incorporated by reference to Exhibit 8.1 to the Registration Statement).